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Exhibit 71 - LOAN AGREEMENT

THIS LOAN AGREEMENT ("Agreement") is dated for reference November 6, 2005, and is made by and between ALMA, INC., a Japanese corporation ("Lender"), and PEAKSOFT MULTINET CORP., an Alberta corporation ("Borrower").

WITNESSETH:

WHEREAS, Lender and Borrower are in discussion regarding a potential transaction in which Borrower would merge with an affiliate of Lender (the "Transaction");

WHEREAS, Borrower has requested that Lender extend to Borrower certain funds to cover Borrower's operating expenses during the period of discussions between Lender and Borrower, and Lender has extended and is willing to continue to extend such funds; and

WHEREAS, Lender has made and is willing to continue to make the loans described herein to Borrower, and Borrower is willing accept the funds from Lender, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereby agree as follows:

SECTION 1. LOAN

(1) Subject to the terms and conditions of this Agreement, Lender agrees to make, or to cause to be made, certain loans to Borrower (the "Loans"), which shall be reflected in Promissory Notes executed by Borrower from time to time as requested by Lender. The Promissory Notes shall be in the form attached hereto as Exhibit A.

(2) The Loans shall be made in the form of direct payment by Lender of the necessary operating expenses of Borrower, as determined in accordance with the following procedure. Borrower shall submit to Lender invoices for necessary operating expenses each month, and any additional evidence of the expense as may be reasonably requested by Lender or its counsel or other representative. For all invoices (including reasonably requested additional evidence)submitted by Borrower by the fifteenth (15th) day of a particular month, Lender shall pay such invoices by the last day of that same month, unless Lender (or its counsel or other representative)has a good faith objection to such expense, and provides the Borrower with reasons therefor.

SECTION 2. INTEREST

Borrower shall pay to Lender interest on the principal amount of the Loan at the rate of___ percent per annum from and including the date on which the Loan is advanced and excluding the date on which the Loan is repaid, converted or forgiven, as further described in Section 3 below. Any outstanding principal of, or accrued interest on, the Loan that is not paid when due shall bear interest from and including such due date to and excluding the date of payment in full thereof, at the rate of ___ percent per annum ("Default Interest"). Interest (including Default Interest) shall be calculated for the actual number of days elapsed on the basis of a 365 day year.

SECTION 3. CONVERSION; REPAYMENT; FORGIVENESS

(1) Upon the closing of the Transaction (the "Closing"), the first $125,000 of Loans, plus accrued interest other than Default Interest, shall be applied to the purchase price to be paid by Lender to Borrower in the Transaction (the "Purchase Price"). Any Loan amounts exceeding $125,000 plus accrued interest other than Default Interest shall be converted into common shares of Borrower at the Closing, at a conversion price of the higher of CDN$0.26 or US$0.17 (based on the exchange rate published in the Wall Street Journal on the Business Day next preceding the date of the Closing), with any amount resulting in fractional shares to be repaid in cash; provided, however, that this sentence shall not be effective until all regulatory authorities having jurisdiction over PeakSoft's affairs or over the transactions herein contemplated shall have granted their approval of this sentence. Notwithstanding the foregoing, if such Loan amount exceeding $125,000, or any portion thereof, was advanced for the reimbursement of operating expenses of Borrower incurred after January 1, 2004, then such amount shall be added and applied to the Purchase Price, unless such expenses (or portion thereof) were incurred as a result of Borrower's unwillingness or inability to proceed with the Transaction. For purposes of this Agreement, the parties agree that Borrower shall not be deemed unwilling or unable to proceed with the transaction if such unwillingness or inability is caused by Lender's nonpayment of Borrower's operating expenses.

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(2) Subject to the foregoing, Borrower shall repay the entire principal amount of the Loans and accrued but unpaid interest thereon on (i) November 1, 2007, or
(ii) such earlier date as hereby accelerated under Section 6 below (the "Repayment Date"). If the Repayment Date falls on a day which is not a Business Day, it must be made on the immediately succeeding Business Day. For the purposes of this Agreement, "Business Day" means any day (other than a Saturday or Sunday) on which banks are open for business in the City of Bellingham, Washington, U.S.A. and in Tokyo, Japan. (3) Notwithstanding the foregoing, if either of the following conditions come into being, Lender shall forgive, or shall cause to be forgiven, the principal amount of the Loans (as well as any interest accrued thereon) and shall cause to be terminated the pledge agreement described in Section 4 below: (a) the Closing does not occur on or before October 31, 2006 as a result of the unwillingness or inability to close the Transaction by Lender; or (b) Lender does not comply with its obligations under
Section 1(2) above within five Business Days (as defined in Section 3(2) above) after receipt of written notice from Borrower of its failure to comply with such obligations.

SECTION 4. SECURITY

The parties agree that the principal amount of the Loans (as well as any interest accrued thereon) shall be secured by the pledge of shares by Timothy W. Metz, President & CEO of Borrower, as reflected in the Stock Pledge Agreement executed as of even date herewith between Wealth Trend Holdings Limited, an affiliate of Lender, and Mr. Metz. A copy of the Stock Pledge Agreement is attached hereto as Exhibit B.

SECTION 5. BORROWER COVENANT

Borrower hereby covenants that so long as any indebtedness of Borrower under this Agreement remains outstanding and unpaid, Borrower shall, unless otherwise consented to in writing by Lender, promptly give notice in writing to Lender of
(a) the occurrence of any Event of Default (as defined in Section 6 below) under this Agreement or under any other material agreement of Borrower and (b) any litigation, proceeding, investigation or dispute which may exist at any time between Borrower and any third party which might substantially interfere with the performance of any obligation under this Agreement.

SECTION 6. EVENTS OF DEFAULT

If any of the Events of Default (as hereinafter defined) occurs, then the principal amount of the Loans (as well as any interest accrued thereon) shall be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived, anything contained herein to the contrary notwithstanding. For the purpose of this Agreement, an Event of Default shall be deemed to have occurred: (a) if Borrower fails to pay the principal of and interest on the Loans when due; (b) if the Closing does not occur on or before October 31, 2006 as a result of the unwillingness or inability to close the Transaction by Borrower; (c) if any representation, warranty or covenant made by Borrower (or an affiliate of Borrower, including Mr. Metz) under this Agreement, or any other agreement(s) made with Lender (or an affiliate of Lender, including Wealth Trend Holdings Limited), shall prove to have been untrue or misleading in any material respect when made; or (d) if Borrower files a petition in bankruptcy or for liquidation or reorganization or other similar petition, makes an assignment for the benefit of creditors, consents to the appointment of a receiver, trustee or other custodian for all or a substantial part of its property, is adjudicated a bankrupt, or fails to cause to be vacated, set aside or stayed within 60 days of any court order appointing a receiver, trustee or other custodian for all or a substantial part of its property or ordering relief against it in any involuntary case of bankruptcy.

SECTION 7. INDEMNIFICATION

Borrower agrees to indemnify Lender from and against any and all claims, losses and liabilities arising out of or resulting from the occurrence of any Event of Default (including, but not limited to, the costs for the enforcement hereof). Borrower further agrees to pay all reasonable expenses of Lender, including, without limitation, the fees and expenses of its counsel, incurred in connection with (i) the enforcement of any part of this Agreement, and any waiver or amendment of any provision hereof, (ii) the administration of this Agreement after the occurrence of any Event of Default or (iii) the failure by Borrower to perform or observe any of the provisions of this Agreement.

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SECTION 8. WAIVERS

No single or partial waiver by Lender of any Event of Default, right or remedy which it may have shall operate as a waiver of any other Event of Default, right or remedy or of the same Event of Default, right or remedy on a future occasion. Borrower hereby waives presentment, notice of dishonor and protest and all other notices and demands whatsoever, except as specifically provided in this Agreement.

SECTION 9. AMENDMENT

No amendment, modification or waiver of any provision of this Agreement, nor consent to any departure by Borrower herefrom, shall in any event be effective unless the same shall be in writing and signed by Lender and shall otherwise be made in accordance with the provisions hereof, and then such amendment, waiver or consent shall be effective only in the specific instance and the specific purpose for which given.

SECTION 10. TERM

This Agreement shall commence on the date first set forth above and shall remain in full force and effect until (i) Borrower has paid in full all principal amounts and accrued interest on the Loans, (ii) all principal amounts and accrued interest on the Loans have been converted or applied to the Purchase Price under Section 3(1), or (iii) all principal amounts and accrued interest on the Loans are forgiven under Section 3(3).

SECTION 11. ASSIGNMENT

This Agreement shall be binding upon and inure to the benefit of Borrower and Lender and their respective permitted successors and assigns; provided, however, that Borrower may not transfer or assign any of its rights or obligations hereunder without the prior written consent of Lender.

SECTION 12. NOTICE

(1) All notices given under this Agreement shall be in writing and shall be given (a) by hand, (b) by internationally-recognized courier, or (c) by facsimile (with receipt confirmed), to the following address:

If to Lender:
Alma, Inc.
Suite 320, Residence Viscountess
1-11-36 Akasaka
Minato-ku, Tokyo 107-0052
Japan Attn: Makoto Takahashi, Representative Director
Facsimile No.: +81-3-3568-3115

If to Borrower: PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA 98226
U.S.A.
Attn: Timothy W. Metz, President & CEO
Facsimile No.: (604) 533-4758

(2) Any notice hereunder shall be deemed to have been received by the addressee thereof: (a)on the same day of the dispatch by the addressee thereof if delivered by hand, (b) on the third Business Day after the dispatch thereof if sent by courier, and (c) on the following Business Day after the dispatch thereof if sent by confirmed facsimile. Either party may change its address or its facsimile number for purposes of this Agreement by giving the other party written notice of its new address or facsimile number.

SECTION 13. GOVERNING LAW

This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the State of Delaware, one of the United States of America, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the parties hereto agree: (a) that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the State of Delaware; and (b) to accept and to attorn to the jurisdiction of the Delaware courts.

The parties hereto agree that no resort shall be taken to any other court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an order of the Delaware courts beyond its territorial jurisdiction.

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IN WITNESS WHEREOF, Borrower and Lender have caused this Agreement to be executed and delivered on their behalf as of the date first written above.

ALMA, INC.

By: "Makoto Takahashi" (signed)
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Name: Makoto Takahashi
Title: Representative Director

PEAKSOFT MULTINET CORP.

By: "T.W. Metz" (signed)
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Name: Timothy W. Metz
Title: President & CEO



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